UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D – 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

HUMANIGEN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

444863 10 4

(CUSIP Number)

Nomis Bay LTD

Wessex House, 3rd Floor

45 Reid Street

Hamilton, Bermuda HM12

441-279-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444863 10 4

1	name of reporting persons i.r.s. identification nos. of above persons Nomis Bay LTD
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Bermuda
number of shares beneficially owned by each reporting person with	7	sole voting power 33,573,530
	8	shared voting power 0
	9	sole dispositive power 33,573,530
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 33,573,530 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 31.44%
14	type of reporting person* OO

* SEE INSTRUCTIONS

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Transaction Closing referred to in Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on February 1, 2018 (“Amendment No. 1”) occurred on February 27, 2018. Please see Item 5 herein for the Reporting Persons' updated holdings.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 33,573,530 shares of Common Stock or 31.44% of the shares of the Common Stock of the Issuer, based upon approximately 106,802,229 shares of Common Stock outstanding as of February 27, 2018, after the Transaction Closing.

The Reporting Person has the sole power to vote or direct the vote of 33,573,530 shares of Common Stock and the shared power to vote or direct the vote 0 shares of Common Stock.

The Reporting Person has the sole power to dispose or direct the disposition of 33,573,530 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2018

Nomis Bay LTD

By:	/s/ James Keyes
Name:	James Keyes
Title:	Director